Exhibit 2(b)

                            SCUDDER GLOBAL FUND, INC.

On May 4, 1987 the Board of Directors of Scudder Global Fund amended Section
2.01 of the By-Laws of the Registrant to read as follows:

Section 2.01 Annual Meetings: The annual stockholders' meeting for the election of Directors and the transaction of other proper business shall be held at 10:30 A.M. on the first Monday in December if not a legal holiday, or if a legal holiday, then on the next succeeding day not a legal holiday, provided, however, that the Board of Directors may elect to hold the annual stockholders' meeting at another time and/or date in the month of December.